Exhibit 99.6

Press Release

Total Moves Forward on Two Deepwater Projects

in the U.S. Gulf of Mexico

Paris, December 12, 2019 – Total announces the final investment decision (FID) to develop the Anchor oil field. Additionally, front-end engineering and design (FEED) has begun for the North Platte discovery. Both projects are located in the deepwater U.S. Gulf of Mexico, off the coast of Louisiana.

FID for Anchor Project

Total holds a working interest of 37.14% in Anchor, alongside operator Chevron (62.86%).

The Anchor field will be developed with seven subsea wells connected to a semi-submersible floating production unit (FPU) with a capacity of 75,000 barrels of crude oil and 28 million cubic feet of gas per day. First oil is expected in 2024.

Anchor will be the first development to use the high-pressure 20,000-pounds-per-square-inch (20 kpsi) technologies developed at industry level over the last few years.

Total also holds interests with Chevron in other leases in the vicinity of Anchor with exploration potential. Any discoveries on those jointly owned leases could be tied back to the Anchor facilities at competitive costs.

FEED Launched for Offshore North Platte Discovery

The North Platte field straddles four blocks of the Garden Banks area, 275 kilometers off the coast of Louisiana in approximately 1,300 meters of water. The reservoir is of high quality, both in porosity and permeability, with thickness in places exceeding 1,200 meters.

Like Anchor, North Platte requires the use of 20 kpsi technologies. The field development plan is based on eight subsea wells and two subsea drilling bases connected via two production loops to a newbuild, lightweight floating production unit (FPU). Production will be exported through existing oil and gas subsea networks.

Total operates North Platte with a 60% working interest, alongside Equinor (40%). Oil production at plateau level is expected to average 75,000 barrels per day. Output will include associated gas. Total also holds interests in high-potential exploration acreage in the Greater North Platte Area, and the FPU design provides for a possible future tie-in.

“The FID for Anchor and the decision to launch FEED for North Platte are tangible examples of our strategy to increase our footprint in the deepwater Gulf of Mexico. The Anchor project benefits from reserves with upsides, allowing for a stand-alone development at a competitive cost. The North Platte project, meanwhile, marks Total’s return to the region as an operator. We’re aiming for a final investment decision in 2021,” stated Arnaud Breuillac, President, Exploration & Production at Total. “These two high-pressure, 20 kpsi projects will help to unlock the potential of the Central Area of the Gulf of Mexico, where Total has a strong presence.”

Total Exploration & Production in the United States

Total has been active in Exploration & Production in the United States since 1957. In 2018, the Group’s production in the country averaged 119,000 barrels of oil equivalent per day.

In the Gulf of Mexico, Total focuses on deepwater acreage. The Group holds working interests in two Chevron-operated producing fields — Jack (25%) and Tahiti (17%) — and is a co-owner in developing the Anchor and Ballymore projects, also operated by Chevron. Additionally, Total operates the North Platte development and holds working interests in 109 exploration licenses.

Onshore, Total is an operator in the Barnett Shale Gas Play with a net production of 71,000 barrels of oil equivalent per day in 2018. The Group also has a 25% interest in an asset in the Utica Shale Play.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary note to U.S. Investors

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.